United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Jeffery Gordon, Division of Corporation Finance
Telephone Number: (202) 551-3866

Dear Mr. Gordon,

Terra Nova Financial Group, Inc. ("Terra Nova") has reviewed your comments and below have detailed each comment followed by our a response along with any additional requested information.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Terra Nova: Please refer to each response as it relates to the 10-KSB for fiscal year ended December 31, 2006 as well as it relates to the 10-QSB.

Financial Statements

Consolidated Balance Sheets, page F-3

2.	We have reviewed your response to prior comment 5. We note that your contracts provide you with the choice of net-cash settlement or settlement in shares. However, it is unclear how you have met all conditions for equity classification. As such, please provide us with your analysis as to why you believe you meet each of the conditions set forth in paragraphs 12-32 of EITF 00-19.

Terra Nova: Shown below we have outlined each of the conditions for a contract to be classified as equity:

1) The contract permits the company to settle in unregistered shares.
Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument. All six classes of preferred stock permit the Company to settle in unregistered shares.

2) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
The Company has sufficient authorized and unissued shares available if all the six classes of preferred stock were settled in common stock after considering all other commitments requiring the issuance of stock.

3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
All six preferred stock agreements contain language regarding the explicit limit on the number of shares to be delivered in a common share settlement.

4) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

All six preferred stock agreements do not contain any language requiring cash payments to the counterparty in the event the company fails to make timely filing with the SEC.

5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).
If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including "top-off" or "make-whole" provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded. All six preferred stock agreements do not contain any language requiring cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. Generally, if an event that is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. All six preferred stock agreements do not contain any language for any events that are not in the Company's control.

7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company's bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification. All six preferred stock agreements do not contain any provisions to indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the agreement.

8) There is no requirement in the contract to post collateral at any point or for any reason.
A requirement to post collateral of any kind (other than the company's shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract. All six preferred stock agreements do not contain any requirements in the agreements to post collateral at any point and for any reason.

The Company's six classes of preferred stock agreements meet all eight conditions detailed above, and, therefore, we believe that the permanent equity classification of the six classes of preferred stock is appropriate.

FORMS 8-K FILED MAY 16, 2007 AND AUGUST 15, 2007
3.	We have reviewed your response to prior comment 11. Please retitle what you currently call EBITDA to adjusted EBITDA, since you are including stock-based compensation in this measure. See Question 14 of our FAQ regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Terra Nova: Below are the EBITDA reconciliations relating to the quarters ended March 2007 and June 2007 reported on Form 8-K dated May 16, 2007 and August 15, 2007. The EBITDA's shown below are the same as the text stated in the press releases dated May 16, 2007 and August 15, 2007. In future press releases we will disclose a reconciliation of EBITDA made to comparable GAAP financial results. We have reviewed question 14 for Use of Non-GAAP Financial Measures and have retitled EBITDA to Adjusted EBITDA shown in the tables below.

TERRA NOVA FINANCIAL GROUP, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Adjustments - Unaudited

Three Months Ended March 31,
Total revenues	$11,906,004
Operating expenses	10,569,790
Operating income	1,336,214
Interest expense	24,827
Income before income taxes	1,311,387
Income tax provision	440,070
Net income	871,317

Adjustments:
Depreciation and amortiztion expense	378,035
Stock-based compensation	126,664
Interest expense	24,827
Income tax provision	440,070
Total adjusted EBITDA	$1,840,913

TERRA NOVA FINANCIAL GROUP, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Adjustments - Unaudited
	Three Months Ended June 30,	Six Months Ended June 30,
Total revenues	$13,258,551	$25,164,555
Operating expenses	12,358,830	22,928,618
Operating income	899,721	2,235,937
Interest expense	17,687	42,514
Income before income taxes	882,034	2,193,423
Income tax provision	516,076	956,146
Net income	365,958	1,237,277

Adjustments:
Depreciation and amortiztion expense	450,165	828,201
Stock-based compensation	245,164	371,830
Interest expense	17,687	42,514
Income tax provision	516,076	956,146
Total adjusted EBITDA	$1,595,050	$3,435,968

We want to again conclude by thanking you for helping us comply with applicable financial statement disclosure requirements.

If you have any questions regarding our comments please contact myself at (312) 827-3643.

Date: November 5, 2007	/s/ M. Patricia Kane
Name: M. Patricia Kane
Title: Chief Financial Officer